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Exhibit 2.5

BILATERAL CONFIDENTIALITY AGREEMENT

        THIS BILATERAL CONFIDENTIALITY AGREEMENT (this "Agreement") is made as of the 12th day of November, 2002 (the "Effective Date") by and between STUART ENERGY SYSTEMS CORPORATION ("Stuart Energy"), a Canadian corporation having a principal place of business at 5101 Orbitor Drive, Mississauga, Ontario L4W 4V1 and HYDROGENICS CORPORATION ("Hydrogenics"), a Canadian corporation having a principal place of business at 5985 McLaughlin Road, Mississauga, Ontario L5R 1B8.

        The parties are entering into discussions related to exploring the possibility of Stuart Energy and Hydrogenics cooperating in joint business initiatives for their mutual benefit, including, potentially, a business combination (the "Discussions"). During the course of such Discussions and any subsequent negotiations (the "Negotiations"), either party may have need of information from the other party that is regarded as confidential or may constitute a trade secret or other proprietary corporate information. Accordingly, the parties agree as follows:

1.     Confidential Information.

  (a)
  "Confidential Information" as used in this Agreement is defined as written or oral information or materials, in whatever form, that (i) is disclosed by one party (the "Disclosing Party") to the other party (the "Receiving Party") in connection with the Discussions and/or the Negotiations; and (ii) relates to the business and/or affairs of the Disclosing Party, and includes, but is not limited to, the business and marketing plans and strategies, customers, suppliers, distributors, agents, research and product development plans, products, product cycles, technology, operations, assets, intellectual property, know-how, software, source code, copyright works, trade-marks, concepts, ideas, data, designs, "look and feel" design elements, specifications, inventions, algorithms, formulae, processes, techniques, systems and improvements, partnerships, joint ventures, financial statements, financial projections, models, studies, and works in progress of the Disclosing Party.

  (b)
  "Confidential Information" as used in this Agreement shall not include:

  (i)
  information that is publicly known at the time of disclosure by the Disclosing Party or thereafter becomes publicly known (other than as a result of a breach of the obligations of the Receiving Party contained in this Agreement to maintain the confidentiality of such Confidential Information);

  (ii)
  information that is actually known to the Receiving Party prior to the time of receipt of such Confidential Information by the Disclosing Party;

  (iii)
  information that is furnished to the Receiving Party by a third party who, to the best of the Receiving Party's knowledge after due inquiry, is not bound by a confidentiality agreement with, or by an obligation of confidence to, the Disclosing Party;

  (iv)
  information that is independently acquired or developed by the Receiving Party without use of, or reference to, the Confidential Information of the Disclosing Party and without otherwise contravening the terms and provisions of this Agreement; and

  (v)
  information in regards to which the Disclosing Party authorizes in writing to the Receiving Party their release from the confidentiality and/or limited use obligations contained in this Agreement.

2.     Non-Disclosure.    The Receiving Party shall, during the term of this Agreement and for a period of five (5) years after the termination of this Agreement, use reasonable care to maintain the confidentiality of Confidential Information and to limit its disclosure to only:

  (a)
  those of its directors, officers, employees, agents or professional advisors as have a need to know that Confidential Information in order that the objectives of the Discussions and Negotiations can be achieved; and

  (b)
  to any of its affiliates or subsidiaries so long as the affiliate or subsidiary understands and agrees that the Confidential Information is being provided subject to all terms and conditions of this Agreement.

For the purposes of this Agreement, the term "reasonable care" shall mean the same degree of care exercised by the Receiving Party with respect to its own information of the same nature as Confidential Information. Notwithstanding the foregoing, the Receiving Party shall be responsible for the compliance by any of the parties listed in subsections 2(a) and (b) above with the provisions of this Agreement. The Receiving Party shall issue written instructions to those parties listed in subsections 2(a) and (b) above requiring them to comply with the Receiving Party's obligations referred to in this Section 2 and to use the Confidential Information only to assist in achieving the objectives of the Discussions and Negotiations. Any failure on the part of any of those parties listed in subsections 2(a) and (b) above to comply with the written instructions will be deemed to be a breach of this Section 2 by the Receiving Party.

3.     Legally Required Disclosure.    If the Receiving Party becomes legally compelled to disclose any Confidential Information, the Receiving Party shall:

  (a)
  provide the Disclosing Party with prompt written notice so that the Disclosing Party may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement; and

  (b)
  delay such disclosure as long as reasonably possible (without incurring liability for failure to make such a disclosure) to permit the Disclosing Party to seek a protection order and to allow for consultation with the Disclosing Party with respect to any reasonable alternatives to the required disclosure and with respect to the content of that disclosure.

In the event that a protective order or other remedy is not obtained or the Disclosing Party waives compliance with the provisions of this Agreement, the Receiving Party shall furnish only that Confidential Information which the Receiving Party's counsel advises by written opinion is legally required to be disclosed and, to the extent possible under the circumstances, shall exercise commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the Confidential Information that is disclosed.

4.     Use of Confidential Information.    Confidential Information shall not be copied or used by the Receiving Party for any purpose other than the Discussions and Negotiations. With regard to Confidential Information that is covered by copyrights belonging to the Disclosing Party, it is agreed that the Disclosing Party reserves all rights therein. However, the parties further agree that a limited number of copies of written information covered by such copyrights may be made by the Receiving Party so that the Receiving Party can adequately use such Confidential Information within the terms and conditions of this Agreement, provided that all proprietary legends and notices on the originals are also reproduced on such copies and that each copy is controlled by the Receiving Party as an original in accordance with the terms of this Agreement.

5.     Ownership of Confidential Information.    Confidential Information shall remain the exclusive property of the Disclosing Party, that the Disclosing Party is entitled to protect, and the Receiving Party shall develop no rights in the Confidential Information as a result of the disclosure. The Receiving Party explicitly agrees that all Confidential Information disclosed under the terms of this Agreement is being received subject to the Disclosing Party's ownership rights in the Confidential Information and, further, subject to all relevant intellectual and/or proprietary property rights of the Disclosing Party, including the relevant laws governing patents, trademarks, copyrights, trade secrets and unfair competition. Nothing in this Agreement shall be construed as granting or conferring upon the Receiving Party, expressly, impliedly, or otherwise, any licenses or other rights under any patents, trademarks or any other intellectual and/or proprietary rights which the Disclosing Party now owns or may acquire after this Agreement takes effect.

6.     Return of Confidential Information.    The Receiving Party shall, at its own expense, promptly return to the Disclosing Party all Confidential Information, including all written information, whether originals or copies of documents, records, summaries, analyses, and notes, and all materials in its possession that contain Confidential Information, regardless of who authored or generated such written information or materials, to the Disclosing Party immediately upon their request. If any of the Confidential Information is destroyed prior to the request, an adequate response to a return request of that Confidential Information by the Disclosing Party will be a written certificate, executed by an authorized officer of the Receiving Party, certifying that the relevant Confidential Information was destroyed. Additionally, the Receiving Party shall at the same time remove all digital representations, in any form, that contain any Confidential Information, from all electronic storage media in its possession or under its control.

7.     Information Regarding Existence of Discussions and Negotiations.    During the term of this Agreement, except as required by law, no party shall issue any statement, confirm or otherwise disclose to the general public, to the news media or to any third party, except with the prior written consent of the other party both as to the content and timing of the disclosure (such consent not to be unreasonably withheld or delayed):

  (a)
  that the Discussions and/or Negotiations are taking or have taken place;

  (b)
  that the parties have exchanged information with a view toward the consummation of any agreement; or

  (c)
  the existence of this Agreement.

8.     No Warranty or Representation.    The Disclosing Party makes no representation or warranty, express or implied, to the Receiving Party or any other person as to the accuracy or completeness of the Confidential Information and shall be under no obligation to update, supplement or amend the Confidential Information as a result of subsequent events or developments or for any other reason. The Disclosing Party shall have no liability, direct or indirect, to the Receiving Party or any other person as a result of the use of, or reliance on, any Confidential Information delivered to the Receiving Party pursuant to this Agreement.

9.     No Commitment to Enter Into Any Other Agreement(s).    The parties agree that the execution of this Agreement does not in any way constitute a binding commitment on the part of either party to complete the Discussions or Negotiations or enter into any joint business initiative(s) or any other resulting transaction(s) with the other party.

10.   Right to Enjoin Disclosure.    The parties acknowledge that this Agreement is necessary to protect their trade, commercial and financial interests, and that a Receiving Party's unauthorized disclosure or use of Confidential Information or other breach of this Agreement will result in immediate and irreparable harm that cannot be fully or adequately compensated by monetary damages. The parties accordingly agree that in addition to claiming damages, the Disclosing Party may seek a temporary restraining order and injunction to protect its Confidential Information. The Receiving Party will not raise the defence of an adequate remedy at law. This provision does not alter any other remedies available to the parties.

11.   Termination.    Either party may terminate this Agreement by providing written notice to the other party. Notwithstanding termination, the obligations of limited use and nondisclosure under this Agreement shall remain in effect until expiration of the period referred to in Section 2.

12.   Amendment; Entire Agreement.    This Agreement may only be amended by written agreement of both parties. This Agreement constitutes the entire agreement between the parties regarding confidentiality and use of Confidential Information disclosed in connection with the Discussions or the Negotiations. This Agreement supersedes all previous oral and written agreements, if any, between the parties regarding the confidentiality of information disclosed in connection with the Discussions or the Negotiations.

13.   No Assignment.    Neither party may assign any of its rights or delegate any of its obligations under this Agreement, except with the prior written consent of the other party, unless the assignment is made to an affiliate of the assigning party or is part of the merger, sale or other transfer of all or substantially all of the assets of the assigning party used to carry out the business to which this Agreement pertains and all of the obligations under this Agreement are assumed by the assignee or transferee.

14.   Notices.    Any notice, request or consent which may or is required to be given pursuant to this Agreement will be in writing and will be delivered or faxed as follows: if to Stuart Energy, to Stuart Energy Systems Corporation, 5101 Orbitor Drive, Mississauga, Ontario, L4W 4V1, Attention: R. Randall MacEwen, Vice President, Corporate Development, General Counsel and Corporate Secretary, facsimile number 905.282.7701, or if to Hydrogenics, to Hydrogenics Corporation, 5985 McLaughlin Road, Mississauga, Ontario L5R 1B8, Attention: Jonathan Lundy, Vice President, Strategic Development and Corporate Secretary, facsimile number 905.361.3626 or to such other address as the relevant party may from time to time advise by notice in writing given in accordance with this Section 14. The time and date of receipt of any such notice, request or consent will be deemed to be the time and date of the actual receipt thereof.

15.   Invalidity of Provisions.    If any provision of this Agreement is held to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect any other provision of this Agreement and all other provisions of this Agreement shall continue in full force and effect.

16.   Governing Law.    This Agreement shall be exclusively governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party hereby submits and attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario.

17.   Counterparts.    This Agreement may be executed in counterparts, and each such executed counterpart will be deemed to be an original instrument, but all such counterparts together will constitute one and the same instrument. This Agreement may be executed by facsimile transmission.

        IN WITNESS WHEREOF the parties have executed this Agreement as of the Effective Date.

STUART ENERGY SYSTEMS CORPORATION
By:	/s/ R. RANDALL MACEWEN R. Randall MacEwen Vice President, Corporate Development I have authority to bind the company.
HYDROGENICS CORPORATION
By:	/s/ JONATHAN LUNDY Jonathan Lundy Vice President, Strategic Development I have authority to bind the company.

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  Exhibit 2.5
BILATERAL CONFIDENTIALITY AGREEMENT